UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 12, 2019

Tilray, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-38594	82-4310622
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Maughan Road Nanaimo, BC, Canada		V9X 1J2
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (844) 845-7291

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class 2 Common Stock, $0.0001 par value per share	TLRY	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.01 Completion of Acquisition or Disposition of Assets.

On December 12, 2019, Tilray, Inc. (“Tilray”) completed its transaction with Privateer Holdings, Inc., a Delaware corporation (“Privateer”), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of September 9, 2019 (the “Merger Agreement”) by and among Tilray, Privateer, Down River Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Tilray (“Merger Sub”) and Michael Blue, as the Stockholder Representative. Pursuant to the terms described in the Merger Agreement, Privateer merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Tilray.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each share of Privateer capital stock outstanding immediately prior to the effective time of the Merger (excluding shares of Privateer’s capital stock held as treasury stock and dissenters’ shares) were cancelled and automatically converted solely into the right to receive the applicable portion of the merger consideration, calculated in accordance with and as set forth in an allocation certificate as described in more detail in the Merger Agreement, of an aggregate of 56,121,310 shares of Tilray Class 2 common stock and 16,666,665 shares of Tilray Class 1 common stock (inclusive of 6,565,127 shares of Tilray Class 2 common stock held in escrow to be cancelled in satisfaction of any indemnification claims by Tilray under the Merger Agreement, and otherwise for contingent release to Privateer’s stockholders following a period of at least 18 months after the Merger). Pursuant to the Merger Agreement, Tilray also assumed Privateer’s equity incentive plan and the stock options for Privateer’s capital stock outstanding thereunder immediately prior to the Merger, with such stock options henceforth representing the right to purchase a number of shares of Tilray Class 2 common stock equal to the Option Exchange Ratio, as defined in the Merger Agreement, multiplied by the number of shares of Privateer’s common stock previously represented by such options (the “Assumed Options”). The aggregate number of shares of Tilray Class 2 common stock issuable upon the exercise of the Assumed Options is 3,134,431. Tilray intends to file a Registration Statement on Form S-8 with the Securities and Exchange Commission (the “SEC”) with respect to the shares of Tilray Class 2 common stock issuable upon exercise of the Assumed Options.

Immediately after the Merger, there were approximately 83,021,590 shares of Tilray Class 2 common stock and 16,666,665 shares of Tilray Class 1 common stock outstanding. Immediately after the Merger, (i) Privateer’s stockholders as of immediately prior to the effective time of the Merger owned approximately 73% of the outstanding capital stock of Tilray and approximately 89% of the voting power of Tilray and (ii) the three founders of Privateer, namely Brendan Kennedy (Tilray’s Chief Executive Officer and President, as well as a member of the board of directors of Tilray), Michael Blue, and Christian Groh (collectively, the “Founders”), including affiliated individuals and entities, collectively beneficially owned approximately 31% of the outstanding capital stock of Tilray and approximately 72% of the voting power of Tilray. Mr. Kennedy, an executive officer and member of Tilray’s board of directors, was the Executive Chairman, a member of the board of directors and the largest stockholder of Privateer prior to the Merger. Michael Auerbach, a member of Tilray’s board of directors, was a member of the board of directors and a stockholder of Privateer prior to the Merger.

The shares of Tilray Class 2 common stock issuable to the former stockholders of Privateer were registered with the SEC on a Registration Statement on Form S-4 (File No. 333-234160), as amended.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement that was filed as Exhibit 2.1 to Tilray’s Current Report on Form 8-K filed with the SEC on September 10, 2019, and incorporated herein by reference.

Item 3.03 Material Modification to Rights of Security Holders.

On December 6, 2019, Tilray held a Special Meeting of Stockholders (the “Special Meeting”) at 10:00 a.m., local time, at the offices of Cooley LLP, 1700 Seventh Avenue, Suite 1900, Seattle, Washington 98101-1355. At the Special Meeting, the Tilray stockholders approved the Tilray Amended and Restated Certificate of Incorporation (as amended, the “Tilray Restated Certificate”). On December 12, 2019, in connection with, and immediately following, the Merger, Tilray filed the Tilray Restated Certificate.

Pursuant to the Tilray Restated Certificate, each share of Tilray Class 1 common stock is convertible at any time at the option of the holder into one share of Class 2 common stock. In addition, each share of Class 1 common stock will automatically convert into one share of Class 2 common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the Tilray Restated Certificate, including certain transfers for tax and estate planning purposes. The Tilray Restated Certificate eliminated the exception for transfers among Founders, including the exception for the entry into certain voting arrangements among Founders. Upon the date on which the outstanding shares of Class 1 common stock represent less than 10% of the aggregate number of shares of Class 1 common stock and Class 2 common stock then outstanding, all outstanding shares of Class 1 common stock shall convert automatically into shares of Class 2 common stock, and no additional shares of Class 1 common stock will be issued.

The foregoing description of the Tilray Restated Certificate does not purport to be complete and is qualified in its entirety by reference to the full text of the Tilray Restated Certificate, a copy of which is attached as Exhibit 3.1, and incorporated herein by reference.

Item 5.01 Changes in Control of Registrant.

The information set forth in Item 2.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.01.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth in Item 3.03 of this Current Report on Form 8-K is incorporated by reference into this Item 5.03.

Item 8.01 Other Events.

On December 13, 2019, Tilray and Privateer issued a joint press release announcing the closing of the Merger. The joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

3.1	Amended and Restated Certificate of Incorporation of Tilray, Inc.

99.1	Joint press release, dated December 13, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Tilray, Inc.

Date: December 16, 2019	By:	/s/ Brendan Kennedy
Brendan Kennedy
President and Chief Executive Officer